Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2007	2008	2009(2)	2010(2)	2011	2012(2)	2011(2)
Net income (loss)	$40,982	$2,162	$(58,038)	$(40,102)	$8,550	$(22,816)	$(13,240)
Income tax expense (benefit)	33,901	9,349	(36,101)	(23,469)	6,623	(21,219)	(4,741)
Fixed charges	232,691	242,877	268,441	254,098	239,842	57,620	61,083

Earnings	307,574	254,388	174,302	190,527	255,015	13,585	43,102

Interest expense, Net	166,003	169,150	196,520	185,681	170,524	39,856	43,588
Rents under leases representative of an interest factor (1/3)	66,323	73,362	71,556	68,052	68,953	17,673	17,404
Preferred dividends	365	365	365	365	365	91	91

Fixed Charges	232,691	242,877	268,441	254,098	239,842	57,620	61,083

Ratio of earnings to fixed charges	1.3x	1.0x	0.6x	0.7x	1.1x	0.2x	0.7x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the year ended December 31, 2010 and 2009 and the three months ended March 31, 2012 and 2011, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million and $44.0 million and $18.0 million, respectively.